Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

The following Questions and Answers were posted to CME’s internal Website on November 2, 2006:

Employee Questions & Answers

“Just Ask” Updates

1. What is the impact of the merger on our business in Europe and Asia?

We are and will continue to be a global business, serving customers worldwide. After the close of the merger, we expect our customers will benefit from what will be an even stronger presence in Europe and Asia. As a combined company, we will be able to use these resources to further grow our business and effectively compete on a worldwide scale.

2. What measures are in place to ensure that the value of CBOT will not deteriorate before the merger is closed?

CME and CBOT will continue to execute their distinct business strategies towards achieving their goals for the year. CBOT as a public company has continuing obligations to run the company in best interests of its shareholders.

3. How far in advance will employees be notified of changes to departments, current positions, or even new opportunities?

We will continue to update you throughout this process. However, we do not expect to announce organizational changes before the merger closes.

There are a lot of decisions yet to be made and many approvals yet to be received before we can begin integrating our two companies. We are already beginning to plan for the transition, but we will not be able to integrate operations in advance of the close of the merger (we expect mid-year 2007).